EXHIBIT 99.1

Fury Intercepts 12.16 g/t Gold Over 3 Metres at Serendipity

TORONTO, Canada – September 9, 2024 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") is pleased to announce results from the 2024 core drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m (Figures 1 and 2, Table 1). Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres (km) indicating the potential for a large mineralizing system at Serendipity.  The Company is in the process of planning follow-up drilling at Serendipity for 2025.

"Serendipity is the first anomaly of more than a dozen new targets that we developed in the last few years, to be tested on the broader Eau Claire property package," commented Tim Clark, CEO of Fury. "We believe that today’s results continue to demonstrate that our targeting techniques work, and that we are showing a pathway to new discoveries. Near term, we look forward to more news coming from results on our biogeochemical survey at Éléonore South and the surficial mapping and sampling program at Committee Bay."

Table 1: Serendipity Summer 2024 Drilling Intercept Highlights

Hole ID		From	To	Length (m)	Au (g/t)
24SD-001		325	326	1	1.05
		334.5	336	1.5	0.63
24SD-002		113	114	1	5.27
24SD-009		64	69	5	0.48
		105.5	107	1.5	0.36
		123.5	125	1.5	0.97
		157	158	1	0.25
		162	163.5	1.5	0.25
		234.5	243	8.5	0.27
		264	267	3	12.16
	Including	265	266	1	35.10
24SD-008		153.5	155	1.5	0.25
Intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m; Downhole thickness was used due to the unknown zone orientations

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	www.furygoldmines.com

Serendipity Prospect – 2024 Drilling Program

Robust Structurally Controlled Gold Anomalies Defined

Looking Northeast
Peak biogeochem: 0.0926 g/t Au
24SD-002[1] 5.27 g/t Au over 1 m
Peak biogeochem: 0.0467 g/t Au
Peak biogeochem: 0.0911 g/t Au
Peak biogeochem: 0.0793 g/t Au
24SD-001
24SD-003
24SD-004
24SD-005
24SD-006
24SD-007
24SD-008
24SD-009[1]
0.48 g/t Au over 5 m
0.27 g/t Au over 8.5 m
12.16 g/t Au over 3 m
incl. 35.1 g/t Au over 1 m
Historical Drilling:
1.23 g/t Au over 7.9 m
1.38 g/t Au over 12.1 m
4.27 g/t Au over 1.5 m
Peak biogeochem:
0.0417 g/t Au
Legend
Fury Drill Collar
Historical Drill Collar
Geology
Sediment
Iron Formation
Mafic Volcanic
Au Grid (g/t)
500 m
Eau Claire
Snake Lake
Serendipity
Percival

Figure 1: Three-dimensional view of the Serendipity Prospect showing historical versus planned diamond drilling relative to geochemical anomalies and geology.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	www.furygoldmines.com

Serendipity Prospect – Cross Section of Drill Hole 24SD-009

Showing Broad Zones of Alteration and Mineralization

Looking West
Section Width - 250 m
ER18-821
11.75 g/t Au over 0.5 m
ER18-819
2.21 g/t Au over 2.6 m
0.51 g/t over 4.2 m
3.91 g/t over 1.9 m
ER18-820
1.96 g/t Au over 4 m
24SD-009
24SD-010
24SD-009
0.48 g/t Au over 5 m
Sediments
Basalt
Sediments
24SD-009
0.27 g/t Au over 8.5 m
24SD-009
12.16 g/t Au over 3 m
incl. 35.1 g/t Au over 1 m
50 m
Legend
Fury Drill Hole
Historical Drill Hole
Drill Intercept¹
Au g/t
10
5
2.5
1
0.5
0.1
1. Intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m; Downhole thickness was used due to the unknown zone orientations

Figure 2: Cross Section of Drill Hole 24SD-009 Looking West, showing broad zones of alteration and mineralization.

Serendipity Prospect

The Serendipity Prospect is situated 16 km northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone, which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The planned 2024 drilling tested five robust distinct geochemical targets up to 150x background values proximal to the regional scale Hashimoto Deformation Zone within prospective folded stratigraphy across approximately 2 km of strike length. Limited historical drilling near Serendipity intercepted 7.9 m of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold (Figure 1).

Fury’s technical team has again proven the effectiveness of drilling biogeochemical anomalies in covered terrain within our project areas and continues to build a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification and alteration. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	www.furygoldmines.com

“The Eau Claire land package continues to deliver high-grade gold results through drilling. Fury’s systematic, disciplined exploration approach continues to build the overall potential of the project. In 2024 alone we have significantly increased the high-grade Eau Claire resource, published a maiden resource at Percival, and now a greenfields discovery at Serendipity. Needless to say, the team is excited to continue to develop and test targets throughout Fury’s land package,” stated Bryan Atkinson, SVP Exploration of Fury.

Sampling and Assaying Disclosure

2024 Fury Drilling

Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Sudbury, Ontario, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical Serendipity Diamond Drilling

Analytical samples were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Biogeochemical Sampling

Biogeochemical samples were taken by collecting approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation of needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards, and blanks indicate good accuracy.

Valerie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 54 million common share position in Dolly Varden Silver Corp. (17.4% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Eau Claire will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	www.furygoldmines.com